Foresight Autonomous Holdings Ltd.

7 Golda Meir
Ness Ziona
7403650, Israel

March 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Foresight Autonomous Holdings Ltd. (CIK: 0001691221)
Registration Statement No. 333-229715 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Foresight Autonomous Holdings Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on March 8, 2019 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Foresight Autonomous Holdings LTD.

By:	/s/ Haim Siboni
Haim Siboni, Chief Executive Officer